Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$23,788
Net income attributable to noncontrolling interest, net of tax	115
Net income attributable to Heartland	23,903
Preferred dividends and discount	(5,344)
Net income available to common stockholders for the year ended December 31, 2010	$18,559
Weighted average common shares outstanding	16,371,617
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	90,062
Weighted average common shares for diluted earnings per share	16,461,679
Earnings per common share - basic	$1.13
Earnings per common share - diluted	$1.13